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                                                                   EXHIBIT 99.1



                  LETTER TO SECURITIES AND EXCHANGE COMMISSION


March 20, 2002

The purpose of this letter is to address the requirements of the Securities and Exchange Commission (SEC) with respect to issuers that include accountants' reports from Arthur Andersen LLP (AA) issued after March 14, 2002 in filings with the SEC.

Arthur Andersen has represented to us that: the audit of the Associate Stock Ownership Plan for the year ended December 31, 2001 was subject to AA's quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of AA personnel working on the audit, and availability of national office consultation. Availability of personnel at foreign affiliates of AA is not relevant to this audit.

Jo-Ann Stores, Inc.